Gratus Capital Properties Fund III LLC

c/o GCPF Management LLC

5155 E. River Rd.

Ste. 403

Fridley, MN 55421

November 30, 2021

Securities Exchange Commission

Re:	Gratus Capital Properties Fund III LLC (the “Company”)
Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified December 1, 2021 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Jason Weimer
By: Jason Weimer Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau Manager of GCPF Management LLC Manager